FORECLOSURE VENTURE CAPITAL,INC.
2104 Grier Ave. Linden, N.J. 07036
908 447-2522, 732 771-6211


April 8, 2011

RE:  S-1 Form withdrawal
FILE NO.  333-172260
CIK NO. 0001509191

Dear Tom Kluck:

We are requesting to withdraw our filing of Form S-1.
No securities were sold in connection with this offering.
The reason for the withdrawal is that the form is too complicated for our newly formed company and we also filed the wrong form S-1 instead of S-11. To our knowledge we are complying with rule 477.
At a later date we may undertake a subsequent private offering in reliance on Rule 155(c).

Sincerely,

/S/Natavarbhai  Patel
     Natavarbhai Patel
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